Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at March 31, 2017

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three months ended March 31, 2017 and 2016 - unaudited

		Three Months Ended Mar 31, 2017	Three Months Ended Mar 31, 2016
	Note	In EUR k	In EUR k
Revenue	3	304,312	246,250
Cost of sales		(214,588)	(164,666)

Gross profit	3	89,724	81,584

Selling expenses		(28,876)	(26,846)
Research and development costs		(3,933)	(3,565)
General and administrative expenses		(18,906)	(16,952)
Other operating income	4	138	1,056
Other operating expenses	4	(3,371)	(4,768)

Operating result (EBIT)		34,776	30,509

Finance income	4	7,866	8,324
Finance costs	4	(17,600)	(17,256)
Share of profit or loss of joint ventures		121	121

Financial result		(9,613)	(8,811)

Profit before income taxes		25,163	21,698

Income taxes	8	(9,325)	(8,333)

Profit for the period		15,838	13,365

Earnings per Share (EUR per share), basic		0.27	0.22
Weighted average number of ordinary shares (in thousands)		59,320	59,451
Earnings per Share (EUR per share), diluted		0.26	0.22
Weighted average number of diluted ordinary shares (in thousands)		60,465	59,906

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three months ended March 31, 2017 and 2016 – unaudited

	Three Months Ended Mar 31, 2017	Three Months Ended Mar 31, 2016
	In EUR k	In EUR k

Profit for the period	15,838	13,365

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	8,946	(7,121)
Income tax effects	202	707

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains	2,396	7,232
Income tax effects	(775)	(2,338)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	(982)	—
Income tax effects	216	—

	(766)	—

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	10,003	(1,520)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	(125)	(4,664)
Income tax effects	28	1,526

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(97)	(3,138)

Other comprehensive income, net of tax	9,906	(4,658)

Total comprehensive income, net of tax all attributable to equity holders of the parent	25,744	8,707

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at March 31, 2017 and December 31, 2016 – unaudited

		Mar 31, 2017	Dec 31, 2016
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		72,910	77,984
Property, plant and equipment		388,200	387,727
Investment in joint ventures		4,778	4,657
Other financial assets	7	1,770	2,178
Other assets		2,545	2,858
Deferred tax assets	8	55,673	60,955
		574,388	584,871
Current assets
Inventories	6	127,564	114,351
Trade receivables		207,510	190,503
Other financial assets	7	3,501	5,264
Other assets		21,275	21,985
Income tax receivables	8	5,458	7,704
Cash and cash equivalents		45,370	73,907
		410,678	413,714
		985,066	998,585

		Mar 31, 2017	Dec 31, 2016
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Treasury shares	5	(3,415)	(3,415)
Reserves		(1,909)	(47,964)
Profit for the period	3	15,838	44,626
		70,149	52,882
Non-current liabilities
Pension provisions		55,294	54,736
Other provisions		13,330	13,747
Financial liabilities	7	589,489	613,659
Other liabilities		411	425
Deferred tax liabilities	8	38,618	44,557
		697,142	727,124
Current liabilities
Other provisions		42,212	60,056
Trade payables		123,185	122,913
Other financial liabilities	7	11,224	5,465
Income tax liabilities	8	20,392	16,759
Other liabilities		20,762	13,386
		217,775	218,579
		985,066	998,585

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2017 and 2016 – unaudited

		Three Months Ended Mar 31, 2017	Three Months Ended Mar 31, 2016
	Note	In EUR k	In EUR k
Profit for the period	3	15,838	13,365

Income taxes	8	9,325	8,333

Profit before income taxes		25,163	21,698

Depreciation and amortization of intangible assets and property, plant and equipment		20,888	19,577
Other non-cash expenses/(income)		1,774	(87)
(Increase)/decrease in trade receivables		(15,424)	9,373
(Increase)/decrease in inventories	6	(11,927)	16,372
Increase/(decrease) in trade payables		4,346	(8,869)
Decrease in provisions		(18,642)	(8,521)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities		4,881	3,758
Finance income	4	(7,866)	(8,324)
Finance costs	4	17,600	17,256
Cash paid for income taxes		(3,262)	(2,152)

Cash flows from operating activities		17,531	60,081

Cash paid for the acquisition of intangible assets and property, plant and equipment		(17,335)	(23,071)

Cash flows from investing activities		(17,335)	(23,071)

Share buyback	5	—	(3,415)
Repayments of borrowings		(21,287)	(21,798)
Cash inflows/(outflows) related to current financial liabilities		5,721	(267)
Interest and similar expenses paid		(6,120)	(9,197)
Interest and similar income received		1,643	263
Dividends paid to shareholders		(10,000)	(9,994)

Cash flows from financing activities		(30,043)	(44,408)

Change in cash		(29,847)	(7,398)

Change in cash resulting from exchange rate differences		1,310	(858)
Cash and cash equivalents at the beginning of the period		73,907	65,261

Cash and cash equivalents at the end of the period		45,370	57,005

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the three months ended March 31, 2017 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2016	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686
Profit for the period	—	—	—	—	—	—	—	—	13,365	13,365
Other comprehensive income, net of tax	—	—	—	—	(6,414)	—	4,894	(3,138)	—	(4,658)
Total comprehensive income, net of tax	—	—	—	—	(6,414)	—	4,894	(3,138)	13,365	8,707
Dividends paid	—	—	—	(9,994)	—	—	—	—	—	(9,994)
Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	—	(3,415)
Share based payments	—	—	—	515	—	—	—	—	—	515
As at Mar 31, 2016	59,320,214	59,635	(3,415)	110,849	12,872	—	(6,509)	(16,068)	(111,865)	45,499

As at Jan 1, 2017	59,320,214	59,635	(3,415)	83,909	27,764	752	(15,231)	(19,928)	(80,604)	52,882
Profit for the period	—	—		—	—	—	—	—	15,838	15,838
Other comprehensive income, net of tax	—	—		—	9,148	(766)	1,621	(97)	—	9,906
Total comprehensive income, net of tax	—	—	—	—	9,148	(766)	1,621	(97)	15,838	25,744
Dividends paid				(10,000)	—	—	—	—	—	(10,000)
Share-based payments	—	—	—	1,523	—	—	—	—	—	1,523

As at Mar 31, 2017	59,320,214	59,635	(3,415)	75,432	36,912	(14)	(13,610)	(20,025)	(64,766)	70,149

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at March 31, 2017

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at March 31, 2017, Orion operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Ten holding companies and two service companies, as well as two production facilities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on May 4, 2017.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All International Financial Reporting Standards ("IFRSs"), interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended March 31, 2017 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016. The following amendments to IFRS,were adopted on January 1, 2017:

•	IAS 7 Statement of Cash Flow
As part of its disclosure initiative, the IASB published in January 2016 amendments to IAS 7 Statement of Cash Flow which requires a reconciliation of balance sheet movements for all liabilities for which cash flows are disclosed as “Cash flows from financing activities”. The adoption of the amendments has an impact on disclosure requirements for the Group for year end financial statements only.

3.	Segment information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is the segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.

Segment reconciliation for the three months ended March 31, 2017 and 2016:

	In EUR k			In EUR k
	For the Three Months Ended Mar 31,			For the Three Months Ended Mar 31,
	2017			2016
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	195,279	109,033	304,312	149,157	97,093	246,250
Cost of sales	(149,189)	(65,399)	(214,588)	(112,833)	(51,833)	(164,666)
Gross profit	46,090	43,634	89,724	36,324	45,260	81,584
Adjusted EBITDA	26,663	32,147	58,810	19,515	34,454	53,969
Adjusted EBITDA Margin	13.7%	29.5%	19.3%	13.1%	35.5%	21.9%

The depreciation for the three months ended March 31, 2017 and 2016 in our Specialties segment amounted to EUR 7,569k and EUR 8,381k respectively. The depreciation for the three months ended March 31, 2017 and 2016 in our Rubber segment amounted to EUR 13,319k and EUR 11,196k respectively.

Definition of “Adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the Three Months Ended Mar 31,
	2017	2016
Profit or loss for the period	15,838	13,365
Income taxes	9,325	8,333
Finance costs	17,600	17,256
Share of profit of joint ventures	(121)	(121)
Other finance income	(7,866)	(8,324)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,776	30,509
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	20,888	19,577
EBITDA	55,664	50,086
Share of profit of joint venture	121	121
Restructuring expenses	378	—
Consulting fees related to Group strategy (1)	224	249
Long Term Incentive Plan	1,523	515
Other adjustments (2)	900	2,998
Adjusted EBITDA	58,810	53,969

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments in the three months ended March 31, 2017 primarily relate to costs in association with our EPA enforcement action of EUR 0.8 million. Other non-operating expenses in the three months ended March 31, 2016 primarily relate to costs in association with our EPA enforcement action of EUR 2.3 million (including accrued expenses for penalties and mitigation projects) as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.
Geographic information by legal entity

Revenues	In EUR k
	For the Three Months Ended Mar 31,
	2017	2016
Germany	118,474	94,915
United States	78,871	66,090
South Korea	57,017	50,056
Brazil	18,397	12,507
China	12,318	8,350
South Africa	11,202	7,240
Other	5,227	5,027
Rest of Europe*	2,806	2,065
Total	304,312	246,250

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Mar 31,	As at Dec 31,
	2017	2016
Germany	127,413	131,975
Sweden	67,192	67,432
Italy	60,695	61,438
Poland	40,510	40,319
Rest of Europe	3,319	3,321
Subtotal Europe	299,129	304,485

United States	79,446	85,123
South Korea	79,166	71,590
South Africa	27,103	27,684
Brazil	16,113	16,839
China	8,631	8,468
Other	34	34
Total	509,622	514,223

4.	Other operating income, other operating expenses, financial result
Other operating income includes income from releases of provisions as well as gains from the valuation of foreign currency monetary assets and liabilities and corresponding derivatives. Other operating income decreased by EUR 918k from EUR 1,056k for the three months ended March 31, 2016 to EUR 138k for the three months ended March 31, 2017 mainly due to decreased other miscellaneous income of EUR 546k and decreased operating foreign exchange rate effects of EUR 340k.
Other operating expenses decreased by EUR 1,397k from EUR 4,768k for the three months ended March 31, 2016 to EUR 3,371k for the three months ended March 31, 2017. Other operating expenses for the three months ended March 31, 2017 mainly include consulting fees and other items that have less bearing on performance of the underlying core business of EUR 1,502k compared to EUR 3,247k in the three months ended March 31, 2016 - for further details please see Note 3 (Segment information)) as well as allowances on trade receivables of EUR 673k compared to EUR 49k in three months ended March 31, 2016.
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result increased by EUR 802k from EUR 8,811k net finance expenses for the three months ended March 31, 2016 to EUR 9,613k net finance expenses for the three months ended March 31, 2017. Total net foreign currency revaluation loss in finance result amounted EUR 808k for the three months ended March 31, 2017 compared to a gain of EUR 3,273k for the three months ended March 31, 2016. These adverse effects from foreign currency revaluation effects overcompensated the savings in interest expense following the reduction in the principal amount of the term loans in Q3 2016 and Q1 2017. Interest related to the term loans amounted to EUR 5,952k for the three months ended March 31, 2017 compared to EUR 8,185k for the three months ended March 31, 2016).

The table below presents a breakdown of financial result for the three months ended March 31, 2017 and 2016:

Financial Result	EUR k
	For the Three Months Ended Mar 31,
	2017	2016
Interest expense on term loans	(5,952)	(8,185)
Amortization of transaction costs	(1,108)	(1,012)
Commitment bank charge	(277)	(322)
Interest income	661	196
Interest on non-current provisions	(453)	(385)
Other interest expense, net	(1,529)	(2,396)
Total net interest expenses	(8,658)	(12,104)
Gains from foreign currency revaluation	7,205	8,128
Losses from foreign currency revaluation	(8,013)	(4,855)
Net foreign currency revaluation impact	(808)	3,273
Bank guarantee expense	(268)	(101)
Share of profit of joint ventures	121	121
Financial Result	(9,613)	(8,811)

5.	Share-based payments and treasury shares
On July 31, 2015 the Company established the Long Term Incentive Plan ("LTIP" or the "2015 Plan") providing for the grant of performance share units (PSUs) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). On August 2, 2016 the Compensation Committee established a consecutive LTIP (the "2016 Plan") having consistent terms as compared to the 2015 Plan. The following table details the costs charged to the income statement with respect to the 2015 Plan and 2016 Plan.

	EUR k
	For the Three Months Ended Mar 31,
	2017	2016
Expense arising from equity-settled share based payment transactions (2015 Plan)	606	515
Expense arising from equity-settled share based payment transactions (2016 Plan)	917	—
Total expenses	1,523	515

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the year.

	2015 Plan		2016 Plan		Total
	Number of PSUs		Number of PSUs		Number of PSUs
	For the Three Months Ended Mar 31,		For the Three Months Ended Mar 31,		For the Three Months Ended Mar 31,
	2017	2016	2017	2016	2017	2016
Outstanding at January 1	454,959	463,830	690,279	—	1,145,238	463,830
Granted during the period	—	—	—	—	—	—
Forfeited during the period	—	(8,871)	—	—	—	(8,871)
Exercised during the period	—	—	—	—	—	—
March 31	454,959	454,959	690,279	—	1,145,238	454,959
The following table lists the inputs to the model used for the grant date fair values of the 2015 Plan and 2016 Plan:

	2015 Plan	2016 Plan
Dividend Yield (%)	2.14	2.23
Expected Volatility OEC (%)	25.16	32.07
Expected Volatility Peer Group (%)	13.90	18.12
Correlation	0.5234	0.4952
Risk-free interest rate (%)	0.90	0.76
Model used	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.155	15.175
On January 15, 2016, the Company adopted a share repurchase plan. The board of directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The Euro-equivalent of shares repurchased during the three months ended March 31, 2016 is EUR 3,415k. The average share price paid per share in Euro was €10.2612, €11.0930 and €11.8933 for the periods January, February and March, respectively, applying the daily US-Dollar exchange rates as published by the European Central Bank.
The share repurchase plan elapsed in 2016.
6.    Inventories
The impairment allowance as of March 31, 2017 and March 31, 2016, respectively, amounted to EUR 2,604k and EUR 3,000k and developed as follows:

in EUR k	2017	2016
As at January 1,	4,208	3,399
Addition	427	881
Utilization	(1,351)	(1,150)
Release	(680)	(130)
As at March 31,	2,604	3,000

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at March 31, 2017 and December 31, 2016.

	In EUR k as at
	Mar 31, 2017			Dec 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	1,112	—	—	2,826	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	506	—	—	863	—
Liabilities for which fair values are disclosed
Term loan	—	605,322	—	—	630,581	—
The receivables from derivatives of EUR 1,112k and EUR 2,826k as at March 31, 2017 and December 31, 2016, respectively, are presented in other non-current financial assets with an amount of EUR 756k and EUR 1,227k as at March 31, 2017 and December 31, 2016, respectively, and in other current financial assets with an amount of EUR 356k and EUR 1,599k as at March 31, 2017 and December 31, 2016, respectively. The liabilities from derivatives of EUR 506k and EUR 863k as at March 31, 2017 and December 31, 2016, respectively, are presented in other current financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables and interest rate payments on the term loan as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015 US Dollar 180 million was designated to cover foreign currency risks related to the Company's U.S. business. The hedging amount did not exceed the net equity amount as of March 31, 2017 of the Group's affiliated U.S. companies. The amount accounted for in other comprehensive income for the net investment hedge was EUR 2,396k in the three months ended March 31, 2017 compared to 7,232k in the three months ended March 31, 2016.
The Euro-equivalent of the USD-denominated term loan decreased during the first three months of 2017 from EUR 285,559k to EUR 272,297k due to a regular repayment of 0.25% of the initial principal amount, voluntary repayment of USD 9 million and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first three months of 2017 from EUR 345,023k to EUR 333,025k due to a regular repayment of 0.25% of the initial principal amount and EUR 11 million voluntary repayment.

The Euro-equivalent of the USD-denominated term loan decreased during the first three months of 2016 from EUR 299,980k to EUR 286,071k due to a regular repayment of 0.25% of the initial principal amount and USD exchange rate fluctuation. The EUR-denominated term loan decreased during the first three months of 2016 from EUR 369,013k to EUR 348,015k due to a regular repayment of 0.25% of the initial principal amount and EUR 20 million voluntary repayment.

8.	Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from EUR 7,704k at December 31, 2016 to EUR 5,458k at March 31, 2017 due to tax refunds received from tax authorities. Income tax liabilities increased from EUR 16,759k at December 31, 2016 to EUR 20,392k at March 31, 2017 due to the expense calculated for the period.
Income taxes in the three months ended March 31, 2017 amounted to EUR 9,325k compared to EUR 8,333k in the three months ended March 31, 2016, reflecting profit in these periods.
The effective tax rate of 37.1% for the three months ended March 31, 2017 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the Korean subsidiary. The tax effect of 6.5% will be spread over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 5.3%. Permanent effects of Orion Engineered Carbons Ltda. (Brazil) treated as a disregarded entity for US tax purposes further increased the rate by 3.2%. Offsetting these unfavorable impacts by 1.5% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, and Sweden resulted in a further 7.2% decrease. The remaining difference primarily relates to foreign tax rate differentials.
The effective tax rate of 38.4% for the three months ended March 31, 2016 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the Korean subsidiary. The tax effect of 7.3% will be spread over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 8.8%. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden resulted in a further 2.2% increase. Offsetting these unfavorable impacts by 2.4% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining difference primarily relates to foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Mar 31,	As at Dec 31,
Maturity	2017	2016
Less than one year	140,718	147,857
1 to 5 years	188,128	227,074
More than 5 years	27,927	38,435

Total	356,773	413,366
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and amongst other things have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action. The Company received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by the Company. The last draft of a Consent Decree was received from the EPA in January 2017. As long as the Company and EPA continue to consider settlement a possibility to resolve the NOVs, the Company currently expects that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company is continuously examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.
While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 98 million. As of April 2017, none of the Company’s other U.S. competitors have announced settlements with the government.
Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.
The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above, i.e. could be in a range between approximately U.S. Dollar 110 - 140 million to be spent over a time period of up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach a comprehensive understanding with the EPA as to the overall approaches to be taken toward settlements at all of our U.S. plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.5 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.
This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

10.	Related parties
In addition to the subsidiaries included in the consolidated financial statements related parties are Kinove Luxembourg Holdings 1 S.à r. l. ("Kinove Holdings") and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
We have not entered into material related party transactions other than in the normal course of business.

11.	Events after the balance sheet date
The Company has negotiated a re–pricing of our EUR and USD denominated term loans, of which €605.3 million was outstanding as of March 31, 2017, to be effective on or about May 5, 2017. The repricing on the EUR tranche will reflect a 25 basis point reduction on margin from 3.00% to 2.75% plus removal of a fixed Euribor floor of 75 basis points. On the USD tranche there will be a 50 basis point reduction on margin from 3.00% to 2.50%.
The repricing is expected to reduce Orion's current yearly costs of debt by approximately €4.7 million or €5 cents per share. Other provisions of this term loan agreement will remain unchanged.
Senningerberg (Municipality of Niederanven), May 4, 2017
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended March 31, 2017 and 2016 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report for the year ended December 31, 2016 on Form 20-F (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."

Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA contained in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful since we see this measure as indicating the portion of revenue that is not consumed by variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.
Results of Operations and Segment Discussion
Revenue
Revenue increased by €58.0 million, or 23.6%, from €246.3 million (€97.1 million in our Specialty Carbon Black segment and €149.2 million in our Rubber Carbon Black segment) in the first quarter of 2016 to €304.3 million (€109.0 million in our Specialty Carbon Black segment and €195.3 million in our Rubber Carbon Black segment) in the first quarter of 2017. This revenue increase was primarily due to sales price increases resulting from pass through of higher feedstock costs, foreign exchange translation effects and certain base price increases.
Total volume decreased by 2.7 kmt overall, or 1.0%, from 277.8 kmt (59.2 kmt in our Specialty Carbon Black Segment and 218.7 kmt in our Rubber Carbon Black segment) in the first quarter of 2016 to 275.1 kmt (67.0 kmt in our Specialty Carbon Black segment and 208.1 kmt in our Rubber Carbon Black segment) in the first quarter of 2017. While the volumes of Specialty Carbon Black saw very strong growth, the closure of the Ambès, France facility contributed to lower Rubber Carbon Black volumes as we closed this marginal facility in order to see a net gain in annual gross profit from the reduction of associated fixed costs.
Cost of Sales and Gross Profit
Cost of sales increased by €49.9 million, or 30.3%, from €164.7 million (€51.8 million in our Specialty Carbon Black segment and €112.8 million in our Rubber Carbon Black segment) in the first quarter of 2016 to €214.6 million (€65.4 million in our Specialty Carbon Black segment and €149.2 million in our Rubber Carbon Black segment) in the first quarter of 2017. This increase in cost of sales was primarily due to the increase of higher oil prices of our feedstock costs, and to a lesser extend due to foreign exchange translation effects, and essentially corresponds to the oil price related increase affecting revenues.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased to €89.7 million (€43.6 million in our Specialty Carbon Black segment and €46.1 million in our Rubber Carbon Black segment) in the first quarter of 2017 compared to €81.6 million (€45.3 million in our Specialty Carbon Black segment and €36.3 million in our Rubber Carbon Black segment) in the first quarter of 2016.

Selling Expenses
Sales and marketing expenses increased by €2.1 million from €26.8 million in the first quarter of 2016 to €28.9 million in the first quarter of 2017. This increase was in part due to increased salaries including variable compensation and general cost increases.
Research and Development Costs
Research and development costs increased by €0.3 million from €3.6 million in the first quarter of 2016 to €3.9 million in the first quarter of 2017. This change mainly reflects the timing of expenditures for individual development programs.
General Administrative Expenses
General administrative expenses increased by €1.9 million from €17.0 million in the first quarter of 2016 to €18.9 million in the first quarter of 2017, mainly as a result of increased salaries and foreign exchange effects.
Other Operating Income and Expenses
Other operating income and expenses, net decreased by €0.5 million from a net expense of €3.7 million in the first quarter of 2016 to a net expense of €3.2 million in the first quarter of 2017, mainly as a result of higher expenses related to our EPA enforcement action in 2016 than in 2017.
Operating Result (EBIT)
Operating result increased by €4.3 million, or 14.0%, from €30.5 million in first quarter of 2016 to €34.8 million in the first quarter of 2017 reflecting the effects discussed above.
Finance Costs, Net
Finance costs, net (comprise finance income less finance cost) increased by €0.8 million from a finance cost, net of €8.9 million in the first quarter of 2016 to a finance cost, net of €9.7 million in the first quarter of 2017 reflecting, in particular, changes in foreign currency exchange losses in the first quarter of 2017 following gains recorded in the first quarter of 2016. These adverse foreign currency exchange effects more than offset the favorable effects resulting from interest savings following our voluntary repayments of term loans in the third quarter 2016 and first quarter of 2017 totaling €39.5 million. During the first quarter of 2017 we incurred foreign currency exchange losses of €8.0 million. These foreign exchange losses were offset by €7.2 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the appreciation of the Euro against the US-Dollar. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the first quarter of 2016 amounted to €8.1 million and €4.9 million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained unchanged at €0.1 million in the first quarter of 2017 compared to the first quarter of 2016.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture increased by €0.8 million, or 9.1%, from a net expense of €8.8 million in the first quarter of 2016 to a net expense of €9.6 million in the first quarter of 2017, reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the first quarter of 2017 amounted to €25.2 million compared to a profit of €21.7 million in the first quarter of 2016, reflecting the factors described above.

Income Taxes
Income taxes in the first quarter of 2017 amounted to €9.3 million compared to €8.3 million in the first quarter of 2016, reflecting profit in these periods, respectively. For discussion of the effects on our effective tax rate of 37.1% for the three months ended March 31, 2017 compared to the expected group rate of 32%, we refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the period for the first quarter of 2017 amounted to €15.8 million, a €2.4 million increase from the €13.4 million profit in the first quarter of 2016, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin increased by €7.8 million, or 6.8%, from €114.2 million in the first quarter of 2016 to €122.0 million in the first quarter of 2017, primarily driven by strong volume growth in our Specialty Carbon Black business, foreign exchange translation impacts, and gains in efficiency and productivity, offset by the time lag in adjusting prices in Specialty to the upward movement in feedstock costs and some regional mix effects.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €4.8 million, or 9.0%, to €58.8 million in the first quarter of 2017 compared to €54.0 million in the first quarter of 2016, which reflected essentially the development of gross profit.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment increased by €11.9 million, or 12.3%, from €97.1 million in the first quarter of 2016 to €109.0 million in the first quarter of 2017. This revenue increase is primarily associated with increased volume and in part by feedstock pass through effects on price offset by change in regional mix.
Volume of the Specialty Carbon Black segment increased by 7.9 kmt, or 13.3%, from 59.2 kmt in the first quarter of 2016 to 67.0 kmt in the first quarter of 2017, reflecting strong global demand and further penetration of markets in all regions.
Gross profit of the Specialty Carbon Black segment decreased by €1.7 million, or 3.6%, from €45.3 million in the first quarter of 2016 to €43.6 million in the first quarter of 2017, due in part to the time lag in adjusting product prices to reflect higher feedstock costs and some impacts from product mix.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by €2.4 million, or 6.7%, from €34.5 million in the first quarter of 2016 to €32.1 million in the first quarter of 2017 reflecting the development of Gross Profit. Adjusted EBITDA margin in the first quarter of 2017 was 29.5% as compared to 35.5% in the first quarter of 2016. This decrease in Adjusted EBITDA margin reflected the development of Adjusted EBITDA and to a lesser extent the impact on revenues associated with the pass through of higher raw material prices.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment increased by €46.1 million, or 30.9%, from €149.2 million in the first quarter of 2016 to €195.3 million in the first quarter of 2017. This revenue increase was primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements and some price increases in certain regions.
Volume for the Rubber Carbon Black segment decreased by 10.6 kmt, or 4.8% from 218.7 kmt in the first quarter of 2016 to 208.1 kmt in the first quarter of 2017 in part as a result of closing the Ambès, France facility. The loss in volume was largely confined to marginally profitable standard grades. On balance, gross profit was improved as a material portion of fixed costs have been eliminated with this closure.
Gross profit of the Rubber Carbon Black segment increased by €9.8 million, or 26.9%, from €36.3 million in the first quarter of 2016 to €46.1 million in the first quarter of 2017. This increase came from some regional price increases, success of our facility in Qingdao, China, gains in efficiency improvements and the restructuring gains coming from the French closure.

Adjusted EBITDA of the Rubber Carbon Black segment increased by €7.2 million, or 36.6%, from €19.5 million in the first quarter of 2016 to €26.7 million in the first quarter of 2017, essentially reflecting the development of Gross Profit. Our Adjusted EBITDA margin increased to 13.7% in the first quarter of 2017 compared to 13.1% in the first quarter of 2016.
Liquidity and Capital Resources

	Three Months Ended Mar 31,
	2017 in million EUR	2016 in million EUR
Cash flows from operating activities	17.5	60.1
Cash flows used in investing activities	(17.3)	(23.1)
Cash flows used in financing activities	(30.0)	(44.4)

Change in cash	(29.8)	(7.4)

Cash and cash equivalents at the end of the period	45.4	57.0
First Quarter of 2017 Cash Flows
Cash inflows from operating activities in the first quarter of 2017 amounted to €17.5 million, and include uses of working capital of €23.0 million compared to a working capital source of €16.9 million in first quarter 2016 and consist of a consolidated profit for the period of €15.8 million, adjusted for depreciation and amortization of €20.9 million and the exclusion of finance costs, net of €9.7 million affecting net income. Net working capital totaled €211.9 million as of March 31, 2017, compared to €181.9 million as of December 31, 2016, reflecting the impact of higher feedstock prices.
Cash outflows from investing activities in the first quarter of 2017 amounted to €17.3 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system including the commencement of investing activities to restructure the Korean plant network.
Cash outflows for financing activities in the first quarter of 2017 amounted to €30.0 million, comprised primarily a voluntary debt repayment of € 19.5 million and a dividend payment of €10.0 million.
First Quarter of 2016 Cash Flows
Cash inflows from operating activities in the first quarter of 2016 amounted to €60.1 million, consisting of a consolidated profit for the period of €13.4 million, adjusted for depreciation and amortization of €19.6 million, exclusion of net finance cost of €8.9 million, and a cash increase in net working capital of €16.9 million. Net working capital totaled €172.3 million at March 31, 2016, compared to €183.0 million as at December 31, 2015 and reflects €3.3 million foreign currency effects from translation into Group currency.
Cash outflows from investing activities in the first quarter of 2016 were above the trend we expect for the full year 2016 and amounted to €23.1 million and comprised expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first quarter of 2016 amounted to €44.4 million, comprised primarily a voluntary debt repayment of €20.0 million, a dividend payment of €10.0 million, our regular interest payments of €9.2 million and regular debt repayment of €1.8 million.

Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Mar 31, 2017	Dec 31, 2016
	in million EUR	in million EUR
Inventories	127.6	114.4
Trade receivables	207.5	190.5
Trade payables	(123.2)	(122.9)

Net Working Capital	211.9	181.9
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2017 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19-21 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of March 31, 2017, Net Working Capital increased to €211.9 million compared to €181.9 million as of December 31, 2016.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the Three Months Ended Mar 31,
	2017	2016
Profit or loss for the period	15,838	13,365
Income taxes	9,325	8,333
Finance costs	17,600	17,256
Share of profit of joint ventures	(121)	(121)
Other finance income	(7,866)	(8,324)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,776	30,509
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	20,888	19,577
EBITDA	55,664	50,086
Share of profit of joint venture	121	121
Restructuring expenses	378	—
Consulting fees related to Group strategy (1)	224	249
Long Term Incentive Plan	1,523	515
Other adjustments (2)	900	2,998
Adjusted EBITDA	58,810	53,969

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments in the three months ended March 31, 2017 primarily relate to costs in association with our EPA enforcement action of EUR 0.8 million. Other non-operating expenses in the three months ended March 31, 2016 primarily relate to costs in association with our EPA enforcement action of EUR 2.3 million (including accrued expenses for penalties and mitigation projects) as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.